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September 30, 2016

VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ms. Suzanne Hayes, Assistant Director

Re:	Carbylan Therapeutics, Inc.
Preliminary Merger Proxy Statement on Schedule 14A
Filed August 24, 2016
File No. 001-36830

Dear Ms. Hayes:

On behalf of Carbylan Therapeutics, Inc. (“Carbylan”), we submit this letter (this “Response Letter”) in response to the comments contained in the letter (the “Comment Letter”) from the staff of the Office of Healthcare and Insurance in the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 22, 2016, with respect to Carbylan’s preliminary proxy statement on Schedule 14A originally filed with the Commission on August 24, 2016 (the “Proxy Statement”).

Carbylan has further revised the Proxy Statement in response to the Comment Letter and is concurrently filing via the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) that reflects these revisions and generally updates the information contained therein. For your convenience, we are supplementally providing four blacklined copies of the Amended Proxy Statement, marked to show the changes from the Proxy Statement as filed on August 24, 2016.

For your convenience, we have repeated each comment of the Staff in italicized text and set forth our response below each comment. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Amended Proxy Statement. All terms used but not defined in this letter have the meanings assigned to such terms in the Amended Proxy Statement.

September 30, 2016

Staff Comments

General

1.	The letter to the Carbylan shareholders and the discussion of the transaction assumes a 14:1 reverse stock split. However, the discussion of the proposed reverse stock split on pages 14 and 122 indicates that the 14:1 reverse stock split is in addition to the previously approved reverse stock splits whereby each outstanding 4, 5, 6, 7, 8, 9 or 10 shares of Carbylan common stock would be combined for one share of common stock. Please clarify the following:

•	Your Q and A discussion on page 12 indicates the Share Purchase Agreement is not conditioned on the approval of proposals 2 and 3. Please revise the discussion throughout your document to more prominently convey whether any proposals are conditioned on approval of any of the others;

•	Under what circumstances you may implement a reverse stock split pursuant to a previously approval proposal for a reverse stock split using a ratio in the range of 4-10 shares for one share; and whether you must act to implement a reverse split within a specified time frame.

Response:

In response to the Staff’s comment, Carbylan has revised the applicable disclosures throughout the Amended Proxy Statement (including changes to the stockholder letter, as well as the sections entitled, “Questions and Answers about the Transaction and the Special Meeting,” “The Special Meeting—Quorum and Vote Required,” “Share Issuance Proposal,” “Reverse Stock Split Proposal,” and “Name Change Proposal,” beginning on pages 15, 74, 132, 133, 139 and 140, respectively) to clarify that (a) none of the proposals in the Amended Proxy Statement is conditioned on approval of any of the others; and (b) (i) if the Reverse Stock Split Proposal is not approved, then Carbylan may implement a reverse stock split pursuant to a previously approved proposal for a reverse stock split using a ratio in the range of 4-10 shares for one share, (ii) Carbylan must act to implement a reverse split at a previously approved ratio of 4-10 shares prior to the 2017 annual meeting of the Carbylan stockholders and (iii) there are no specified time restrictions on the 14:1 reverse stock split.

Carbylan respectfully notes that the approval of the Share Issuance Proposal is not conditioned on any of the other proposals in the Amended Proxy Statement. If the Reverse Stock Split Proposal is not approved by Carbylan stockholders, Carbylan will nevertheless be permitted to effect a reverse split at a ratio mutually agreed to by Carbylan and KalVista in the range of 4-10 shares for one share (as previously approved by Carbylan stockholders).

In addition, Carbylan will have satisfied its covenant in Section 5.18 of the Share Purchase Agreement regarding its corporate identity when and if, with the Staff’s permission, it submits the proposals contained in the Amended Proxy Statement to the Carbylan stockholders. Section 5.18 of the Share Purchase Agreement does not require that Carbylan obtain the approval of stockholders to effect the Name Change Proposal; submitting the Name Change Proposal is sufficient.

September 30, 2016

2.	Please prominently disclose that Carbylan shareholders will not know at the time of the vote the percentage of shares they will hold in the combined company. Additionally, provide a range of number of shares of Carbylan common stock to be allocated to be issued to KalVista shareholders using the total number of outstanding shares of Carbylan and KalVista on a fully-diluted basis as of the latest practicable date, indicate the factors that may result in adjustments to that range and how the adjustments effect the percentage of the shares of the combined company that will be held by Carbylan shareholders and the percentage that will be held by KalVista shareholders.

Response:

In response to the Staff’s comment, Carbylan respectfully notes that the Share Purchase Agreement does not provide a maximum number of shares of Carbylan common stock that may be issued to KalVista shareholders. The Share Purchase Agreement instead provides a formula for the calculation of the number of shares of Carbylan common stock that are issued to the KalVista shareholders at closing. Such formula’s dependent variables are (i) Carbylan’s Net Cash at closing, (ii) the date of the closing and (iii) the volume-weighted average closing price of Carbylan common stock on The NASDAQ Global Market for the ten trading days ending the trading day immediately prior to the date upon which the transaction becomes effective (the last of which affects the number of options that are “in-the-money” at the closing, and thus the number of shares of Carbylan common stock to be issued to holders of outstanding Carbylan options when such options are net exercised immediately prior to the time of closing).

For illustration purposes, if Carbylan’s Net Cash at closing is $0.00, the closing occurs on November 15, 2016 and no options are in-the-money at the time of closing, then 56,154,537 shares of Carbylan common stock would be issued to the Sellers in the aggregate at closing (after accounting for an assumed 14-for-1 reverse stock split), which such issuance would result in the Sellers owning 96.76% of the combined company and the current Carbylan equityholders owning 3.24% of the combined company following the closing.

Carbylan notes that Carbylan’s Net Cash at closing is currently projected to exceed the Net Cash Floor (as may be adjusted based on the actual date that the closing occurs) at the time of closing. Thus, in Carbylan’s view, the example in the preceding paragraph is unlikely. Further, in order for the transaction to be consummated with a Carbylan Net Cash amount at closing of $0.00, the Sellers would need to waive the condition to closing that Carbylan’s Net Cash at closing exceed $25 million.

Carbylan provides the above unlikely example to illustrate the difficulty of providing a fixed range for the number of shares of Carbylan common stock to be issued to the KalVista shareholders upon the closing of the transaction. It is Carbylan’s view that a discussion in the Proxy Statement of a maximum theoretical fixed range for the number of shares to be issued to the KalVista shareholders at closing may be materially misleading to Carbylan stockholders. Carbylan’s current cash burn rate would not result in the complete loss of its Net Cash and it is conceivable that should Carbylan’s Net Cash be zero, KalVista will refuse to waive its closing condition regarding the $25 million Net Cash condition.

Carbylan respectfully advises the Staff that Carbylan has made appropriate revisions throughout the Amended Proxy Statement in response to the Staff’s comments to clarify to Carbylan stockholders that Carbylan’s stockholders will not know the number of shares issuable to the KalVista shareholders at the time of the special meeting. Additionally, Carbylan

September 30, 2016

has made further disclosures that provide examples for the number of shares issuable to the KalVista shareholders and the relative post-closing ownership percentages of Carbylan’s pre-combination stockholders and KalVista shareholders in the combined company under selected closing Net Cash scenarios within a range that Carbylan believes to be reasonably likely given current expectations regarding Carbylan’s Net Cash at closing.

Carbylan’s additional disclosures can be found in the stockholder letter, as well as the sections of the Amended Proxy Statement entitled, “Summary—The Transaction Structure,” “Summary—Exchange Ratio; Net Cash Calculation,” “Questions and Answers about the Transaction and the Special Meeting,” “The Transaction—Consideration,” and “Terms of the Share Purchase Agreement—The Transaction Structure” beginning on pages 2, 3, 12, 78 and 110, respectively.

The Transaction Structure, page 2

3.	We note your disclosure that you are not registering the issuance of shares to the KalVista shareholders. Please tell us the exemption you are relying on and the factors supporting your determination that you qualify for the exemption.

Response:

We acknowledge the Staff’s comment and have revised the Amended Proxy Statement beginning on pages 2, 78 and 110 accordingly. We further advise the Staff that the issuance of the shares of Carbylan common stock to the Sellers will be issued in transactions exempt from registration under the Securities Act of 1933 in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder with regard to eleven U.S. accredited investors or in reliance on Regulation S promulgated thereunder with regard to investors located outside of the United States. Such shares may not be offered or sold by the holders of those shares absent registration or an applicable exemption from registration requirements. In order to confirm that the exemptions were appropriate, we included additional representations and warranties in the Share Purchase Agreement.

Effect of the Transaction on Stock Options and Equity Incentives, page 2

4.	Please clarify how the reverse stock split will affect the Carbylan stock options at the time for the transaction including whether there will be cash payments to in lieu of fractional options with exercise prices less than the Carbylan Closing Price.

Response:

In response to the Staff’s comment, Carbylan has revised the applicable disclosures to clarify that, under the terms of the various instruments governing Carbylan’s outstanding stock awards, the reverse stock split will effect a reduction in the number of shares of common stock issuable upon the exercise of such stock awards in proportion to the reverse split ratio of the reverse stock split. The reverse stock split will effect a proportionate increase in the exercise price of Carbylan’s outstanding stock options. In connection with such proportionate adjustment, the number of shares of common stock issuable upon exercise or conversion of outstanding stock awards will be rounded down to the nearest whole share and the exercise prices will be rounded up to the nearest cent,

September 30, 2016

and no cash payment will be made in respect of such rounding. Please see pages 3, 12, 78 and 115 of the Amended Proxy Statement.

Opinion of Carbylan’s Financial Advisor, page 3

5.	We note your statement that the Wedbush opinion was intended for the use and benefit of the Carbylan board of directors and the language in the opinion indicating that the “opinion may not be used for any other purposes without… prior written consent in each instance, except as expressly provided for in the engagement letter dated as of March 8, 2016.” Please disclose the other purposes for which the opinion may be used and whether Wedbush has consented to the use of the opinion in the document.

Response:

In response to the Staff’s comment, Carbylan has revised the above-referenced disclosure beginning on pages 4 and 99 of the Amended Proxy Statement.

NASDAQ Global Market Listing, page 9

6.	We note your disclosure that KalVista intends to file an initial listing application with NASDAQ. However, we note that you disclose elsewhere that Carbylan will be filing the initial listing application with NASDAQ. Please revise your disclosure to reconcile this inconsistency.

Response:

In response to the Staff’s comment, Carbylan has revised the applicable disclosures throughout the Amended Proxy Statement to clarify that KalVista, in coordination with Carbylan, has filed an initial listing application with NASDAQ, in satisfaction of Carbylan’s covenant to use commercially reasonable efforts to obtain approval of the listing of the combined company on NASDAQ, and toward fulfillment of the condition to the consummation of the transaction that the approval of the listing of the combined company on NASDAQ shall have been obtained, pursuant to Sections 5.11 and 6.3, respectively, of the Share Purchase Agreement. Please see pages 10, 26 and 133 of the Amended Proxy Statement.

Risk Factors, page 26

Risks related to the transaction, page 26

7.	Please include a separate risk factor disclosing the fact that KalVista’s stipulated value is set and a decrease in the KalVista value will not impact the exchange ratio.

Response:

In response to the Staff’s comment, Carbylan has supplemented the above-referenced disclosure on page 28 of the Amended Proxy Statement.

September 30, 2016

Risk Factors, page 26

Carbylan’s Net Cash may be less than $27.5 million at the closing…, page 26

8.	Please expand your disclosure to explain the fact that the Net Cash will be subject to downward adjustments if the closing occurs after September 1, 2016.

Response:

In response to the Staff’s comment, Carbylan has supplemented the above-referenced disclosure on page 29 of the Amended Proxy Statement.

Risk Factors, page 26

Some Carbylan and KalVista officers and directors have interests …, page 28

9.	We note your disclosure that some of the KalVista directors and officers are expected to become directors and executive officers of Carbylan upon the closing of the transaction, please revise to also indicate that Dr. Cha and Mr. Unkardt are currently members of the Carbylan board of directors and are expected to continue on as directors following the close of the transaction.

Response:

In response to the Staff’s comment, Carbylan has supplemented the above-referenced disclosure on page 31 of the Amended Proxy Statement.

Risk Factors, page 26

Carbylan stockholders may not realize a benefit from the transaction… page 29

10.	Please revise your disclosure to specify that it is estimated that Carbylan shareholders will hold approximately 19% of the shares of the combined company.

Response:

In response to the Staff’s comment, Carbylan has revised the above-referenced disclosure on page 31 of the Amended Proxy Statement.

Risk Factors, page 26

The reverse stock split may decrease the liquidity of the combined company’s common stock, page 32

11.	Please expand the discussion to disclose that the reverse stock split may result in shareholders owning odd lots and odd lots may be more difficult to sell or require greater transaction costs.

Response:

In response to the Staff’s comment, Carbylan has supplemented the above-referenced disclosure on page 34 of the Amended Proxy Statement.

September 30, 2016

Risk Factors, page 26

Carbylan has a limited operating history, has incurred significant losses… page 32

12.	Please revise the title of this risk factor to clarify that Carbylan has suspended further clinical development of its one product candidate.

Response:

In response to the Staff’s comment, Carbylan has revised the above-referenced disclosure on page 34 of the Amended Proxy Statement.

Risk Factors, page 26

KalVista contracts with third parties for the manufacture of its product candidates… page 57

13.	To the extent you are substantially dependent on agreements with third parties to manufacture supplies for your clinical trials, please identify these parties and discuss the material terms of these agreements in the discussion of KalVista’s Business.

Response:

We acknowledge the Staff’s comment and have revised the Amended Proxy Statement beginning on page 60 accordingly. We advise the Staff that the KalVista contracts with third parties on a non-exclusive basis to manufacture its product candidates. After an initial agreement is signed, these manufacturers supply starting material, active pharmaceutical ingredient and finished product under purchase orders or project agreements. KalVista’s contracts with third-party manufacturers do not include any minimum purchase order or continuing obligations. Third-party manufacturers are not obligated to accept any purchase orders that KalVista may submit. KalVista does not currently have long-term agreements with any of these third parties and the contracts are terminable by KalVista on short notice and without penalty. Moreover, KalVista has on hand sufficient materials to meet its needs for its planned preclinical studies and clinical trials.

As Carbylan has disclosed in the Amended Proxy Statement, KVD818 drug substance has been manufactured at two independent manufacturers. Manufacture of KVD001 drug product uses standard aseptic manufacturing techniques and inventory exists to support future clinical trials and toxicology studies. KVD818 is manufactured using standard oral drug manufacturing techniques for early clinical drug candidates. For the reasons discussed above, KalVista is not substantially dependent on the third-party manufacturers it engages for active pharmaceutical ingredient or finished product and, as such, respectfully submits that the identity of such manufacturers is not material to the Carbylan stockholders.

Background of the Transaction, page 77

14.	Please supplementally provide us with copies of all materials prepared by Wedbush and shared with your board of directors and their representatives, including copies of all board books and all transcripts and summaries, that were material to the board’s decision to approve the Share Purchase Agreement and the transactions contemplated thereby.

September 30, 2016

Response:

Copies of the presentation materials provided to the Carbylan board of directors and/or the transaction committee of the board of directors on each of April 5, 2016, April 12, 2016, April 15, 2016, April 27, 2016, May 18, 2016, June 1, 2016, June 13, 2016 and June 14, 2016 by Wedbush Securities Inc. (“Wedbush”) will be furnished supplementally to the Staff by Orrick, Herrington & Sutcliffe LLP, counsel to Wedbush, under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rule, counsel for Wedbush has requested that these materials be promptly returned or destroyed following completion of the Staff’s review thereof. By separate letter, counsel for Wedbush also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Background of the Transaction, page 77

15.	Please expand your disclosure to describe how the members of the Transaction Committee were selected and the duties they were given.

Response:

In response to the Staff’s comment, Carbylan has supplemented the above-referenced disclosure on pages 81 and 82 of the Amended Proxy Statement.

Background of the Transaction, page 77

16.	For each meeting between Carbylan and KalVista, please identify the parties present, including the legal and financial advisory firms, the members of each party’s senior management and the other representatives of Carbylan’s principal stockholders and the stockholders those representatives represented.

Response:

In response to the Staff’s comment, Carbylan has revised the disclosure on pages 79 through 91 to identify the parties present at these meetings.

Background of the Transaction, page 77

17.	Please expand the discussion of the February 4, 2016 meeting to provide a summary of the financial impact of continuing the clinical trials and clinical development plans and identify the strategic alternatives presented. To the extent the information with respect to the financial impact of continuing clinical trials and development presented at the March 1, 2016 meeting differed, please expand the discussion of the March 1, 2016 meeting to describe these changes.

Response:

In response to the Staff’s comment, Carbylan has supplemented the above-referenced disclosure on pages 80 through 82 of the Amended Proxy Statement.

September 30, 2016

Background of the Transaction, page 77

18.	Please expand the discussion of Wedbush’s activities between March 8, 2016 and March 16, 2016 to disclose whether you identified the parties reached out to ascertain potential strategic interest or if Wedbush identified them. Additionally, disclose the criteria used to identify these parties.

Response:

In response to the Staff’s comment, Carbylan has supplemented the above-referenced disclosure on pages 82 and 83 of the Amended Proxy Statement to clarify that such parties were identified by Wedbush, in consultation with Carbylan management, and to include a description of the criteria used to identify such parties.

Background of the Transaction, page 77

19.	Please expand your discussion of the activities that took place between March 2016 and June 2016 to explain how you narrowed the field of companies from 154 to 46 and from 46 to companies A, B and C.

Response:

In response to the Staff’s comment, Carbylan has supplemented the above-referenced disclosure on pages 82 through 90 of the Amended Proxy Statement to include a description of the criteria used to evaluate and narrow the field of potential counterparties to a strategic transaction with Carbylan. This description includes both a listing of the criteria used to evaluate the business and prospects of the counterparties and the criteria used to evaluate the proposed terms of potential transactions with such parties.

Background of the Transaction, page 77

20.	Please clarify whether Companies A, B and C are public reporting companies and describe the terms of the proposed transactions with Company A, Company B and Company C. If any of the proposed terms would have resulted in Carbylan shareholders owning shares in a company that would continue the operations of Company A, Company B or Company C, please identify the company by name.

Response:

Carbylan notes the Staff’s comment and respectfully submits that the identities of Companies A, B and C are neither required to be disclosed in the Amended Proxy Statement nor material to a stockholder’s decision to vote for or against the proposals in the Amended Proxy Statement. Each of these companies is, or in one case was, privately-held and referencing the name of such companies would be potentially misleading to investors since “public reporting company” information regarding such companies is not available or otherwise accessible to Carbylan stockholders. In addition, as noted on pages 83, 84, and 86 of the Amended Proxy Statement, Carbylan has entered into confidentiality agreements with each of these companies that restrict Carbylan’s ability to disclose such companies’ identity. As a result, disclosure of such companies’ identities could result in harm to Carbylan and its stockholders. In addition, each of these companies, as a private company, at the time the confidentiality agreement was entered into, should have an enhanced right to be protected by the confidentiality agreement

September 30, 2016

between Carbylan and such company. Such confidentiality agreements were entered into in good faith by such companies and with the expectation, based on customary practice, that their identities would not be publicly disclosed unless such party entered into a definitive agreement with Carbylan for a transaction.

Carbylan has supplemented the disclosure on pages 84, 85 and 88 of the Amended Proxy Statement to provide stockholders with general information regarding the business and stage of development of each of Companies A, B and C.

Background of the Transaction, page 77

21.	Please explain why the unsolicited indication of interest to buy Hydros-TA was not a favorable or viable strategic partner.

Response:

In response to the Staff’s comment, Carbylan respectfully advises the Staff that such unsolicited indication of interest contemplated a business combination transaction rather than an acquisition of Hydros-TA. Carbylan has supplemented the above-referenced disclosure on page 84 of the Amended Proxy Statement to clarify that the indication of interest contemplated a business combination transaction and to include a description of why the unsolicited indication of interest to buy Hydros-TA was not favorable (i.e., such unsolicited indication of interest ascribed a valuation to Carbylan which was less than its then-current cash balance) and why the party who had submitted the unsolicited indication of interest was not deemed a viable strategic partner (i.e., such party’s relative potential prospects and business opportunity).

Background of the Transaction, page 77

22.	Please expand the discussion of the April 14 meeting to summarize Company C’s business and product portfolio. Similarly, revise the description of the April 8 meeting to provide more information about Company A’s clinical programs and the May 20 telephonic meeting to describe Company B’s business and product candidates.

Response:

In response to the Staff’s comment, Carbylan has supplemented the above-referenced disclosure on pages 84, 85 and 88 of the Amended Proxy Statement to include a description of the business and stage of development of Companies A, B and C. Carbylan respectfully submits that any further disclosure regarding the business, clinical programs or product portfolio of these companies may allow an investor who is familiar with the industry to reasonably infer the identity of these companies based on the attributes and characteristics of such companies and other companies operating in the industry. For the reasons described in Response 20 above, Carbylan respectfully submits that a disclosure of such companies’ identities is not required and is potentially misleading to Carbylan stockholders.

Background of the Transaction, page 77

23.

Please revise the discussion to describe the initial proposed terms of an agreement with KalVista and describe the negotiations and how the terms changed as the negotiations progressed. Your discussion should include separate descriptions of any individual meetings where material terms

September 30, 2016

were discussed. You should specifically address meetings where you discussed the decision to honor commitments under the parties’ Executive Agreements and the decision for Dr. Cha and Mr. Unkart to serve as directors in the combined company.

Response:

In response to the Staff’s comment with respect to the terms of the agreement with KalVista and the negotiations relating thereto, Carbylan has revised the disclosure on pages 86 through 91 of the Amended Proxy Statement, including descriptions of individual meetings where material terms were discussed.

In response to the Staff’s comment with respect to the commitments under the parties’ Executive Agreements, Carbylan has revised the disclosure on pages 86 and 87 of the Amended Proxy Statement to note that such commitment was included in the initial draft of the Share Purchase Agreement and was not modified thereafter by KalVista.

In response to the Staff’s comment with respect to the decision for Dr. Cha and Mr. Unkart to serve as directors in the combined company, Carbylan respectfully advises the Staff that Mr. Unkart was designated as a member of the post-closing board of directors of the combined entity by KalVista, and that Drs. Cha and Oronsky were designated as members of the post-closing board of directors of the combined entity by Carbylan. In response to the Staff’s comment, Carbylan has supplemented the disclosure on page 91 of the Amended Proxy Statement to note that the Share Purchase Agreement was revised on June 8, 2016 to provide that the specific members of the post-closing board of directors of the combined entity to be designated by each of KalVista and Carbylan would be identified after execution of the Share Purchase Agreement and the disclosure on page 92 of the Amended Proxy Statement to provide further information regarding the decision for Drs. Cha and Oronsky and Mr. Unkart to serve as members of the post-closing board of directors of the combined entity.

Opinion of Carbylan’s Financial Advisor, page 90

24.	Please disclose whether Wedbush recommended the amount of consideration to be paid. If it did, please also disclose how this relates to the fairness of the consideration.

Response:

Carbylan acknowledges the Staff’s comment and respectively advises the Staff that the disclosures in the second and third paragraphs on pages 107 and 108 indicate that Wedbush’s analyses and opinion (i) “do not purport to be an appraisal or necessarily reflect the prices at which businesses or securities actually may be sold” and (ii) do not recommend “any specific amount or type of consideration constituted the only appropriate consideration for the transaction.” Additionally, Carbylan has revised the disclosures on pages 5, 100 and 101 to clarify that Wedbush made no recommendation regarding the consideration to be paid.

Opinion of Carbylan’s Financial Advisor, page 90

25.

We note that Wedbush conducted a public company market valuation analysis, a precedent merger and acquisition transaction analysis and a precedent initial public offering analysis. Please tell us whether the criteria used to select the comparable companies and transactions

September 30, 2016

identified other companies or transactions that were excluded from the analyses. If there were, please discuss the reasons for excluding them from the analyses.

Response:

Carbylan acknowledges the Staff’s comment and confirms, on behalf of Wedbush, that the criteria used to select the comparable companies and transactions did not identify other companies or transactions that were excluded from the analyses.

Opinion of Carbylan’s Financial Advisor, page 90

26.	With respect to the public company market valuation analysis, precedent merger and acquisition transaction analysis and precedent initial public offering analysis, we note that Wedbush used the comparable companies and transactions to estimate a value for KalVista. Please revise the presentation to clarify that you are actually comparing the purchase price implied in the agreement to the mean and median plus the $35 million stipulated value of Carbylan, which is subject to adjustment. The current presentation appears to imply that you are comparing the purchase price implied in the agreement to the mean and median values for KalVista.

Response:

In response to the Staff’s comment, Carbylan has revised the summary charts on pages 104 through 107 to clarify the comparisons for each of the valuation analyses.

Opinion of Carbylan’s Financial Advisor, page 90

27.	Please revise the precedent initial public offering analysis to explain how you calculated the fully diluted pre-money value.

Response:

In response to the Staff’s comment, Carbylan has revised the disclosure on page 106 to explain how the fully diluted pre-money value was calculated.

Net Cash, page 102

28.	Please disclose here that if Carbylan’s Net Cash is not equal to or greater than $25 million, the transaction will not be consummated.

Response:

In response to the Staff’s comment, Carbylan has supplemented the above-referenced disclosure on page 113 of the Amended Proxy Statement to specify that the Sellers may, but will not be obligated to, consummate the transaction if Carbylan’s Net Cash is less than $25 million.

KalVista’s Business, page 137

29.	Please include a discussion of the need for any government approval of KalVista’s product candidates and discuss the status of such approval within the government approval process, and also the effects of existing or probable governmental regulations on the business.

September 30, 2016

Response:

In response to the Staff’s comment, Carbylan has revised the above-referenced disclosure. Please see pages 159 through 168 of the Amended Proxy Statement.

Diabetic Macular Edema, page 142

30.	We note your disclosure on page 143 that two adverse events were considered related to the study drug and that both events were also considered related to study procedures. Please expand your disclosure to provide more information about these adverse events and how they were considered related to study procedures. Please also include your disclosure in the relevant risk factor on page 47.

Response:

In response to the Staff’s comment, Carbylan has revised the above-referenced disclosure. Please see pages 50 and 154 of the Amended Proxy Statement.

Intellectual Property, page 147

31.	Please expand your disclosure to specify the product candidates for which KalVista owns patents and patent applications and the type of patent protection it has, such as composition of matter, use or process.

Response:

In response to the Staff’s comment, Carbylan has revised the above-referenced disclosure. Please see page 159 of the Amended Proxy Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 189

32.	Given that continued listing of your shares on the NASDAQ is a condition to the closing of your proposed transaction as disclosed on page 5 and elsewhere in your filing and that your proposed reverse stock split appears to be designed to reasonably ensure continued listing, please revise your pro forma financial information presentation to include your reverse stock split. Otherwise, explain to us how you can complete the Carbylan/KalVista transaction without the reverse stock split.

Response:

In response to the Staff’s comment, Carbylan has revised the above-referenced disclosure. Please see pages 213 through 221 of the Amended Proxy Statement.

Where You Can Find More Information, page 198

33.	Please clarify whether the Newark, California address continues to serve as your principal executive offices. In this regard we note your disclosure on page 132 that you entered into a lease termination agreement and surrendered the leased premises on June 30, 2016.

September 30, 2016

Response:

Carbylan respectfully notes that the lease termination agreement was for the property located at 7979 Gateway Boulevard, Newark, California which was surrendered on June 30, 2016. Carbylan continues to maintain its offices at 39899 Balentine Drive, Suite 200, Newark California 94560. Carbylan has revised the applicable disclosures throughout the Amended Proxy Statement to clarify that the lease termination agreement does not apply to the 39899 Balentine Drive, Suite 200, Newark, California address.

KalVista Pharmaceuticals Limited

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Foreign currency transactions, page F-60

34.	Please revise your disclosure to clarify your functional currency and your reporting currency. In this regard, it appears that you translate U.S. dollar balances into Pounds Sterling but your financial statements are denominated in U.S. dollars.

Response:

In response to the Staff’s comment, Carbylan has revised the above-referenced disclosure to clarify that KalVista has elected to use the U.S. Dollar as its reporting currency and has therefore translated assets and liabilities from its functional currency to U.S. Dollars at period end rates and income statement amounts using the weighted average exchange rate for the applicable periods. Please see page F-60 of the Amended Proxy Statement.

KalVista Pharmaceuticals Limited

Notes to Financial Statements

Note 10. Commitments and Contingencies, page F-66

35.	Please identify the agreement under which you may become liable for sales royalties and the product or type of products to which the royalties relate.

Response:

In response to the Staff’s comment, Carbylan has revised the above-referenced disclosure on page F-66 of the Amended Proxy Statement.

September 30, 2016

Form of Proxy Card

36.	Please mark the proxy card as “preliminary” pursuant to Rule 14a-6(e)(1).

Response:

In response to the Staff’s comment, Carbylan has identified the proxy card filed with the preliminary proxy statement as a “preliminary proxy card.”

* * * * *

We have been authorized to confirm, on behalf of Carbylan, Carbylan’s acknowledgement that:

•	Carbylan is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Carbylan may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers adequately address the Staff’s comments. If you have any questions or require any further information regarding the matters contained in this letter, please feel free to contact me at (650) 463-3014 or brian.cuneo@lw.com.

Very truly yours,

/s/ Brian J. Cuneo
Brian J. Cuneo of LATHAM & WATKINS LLP

cc:	David M. Renzi, Carbylan Therapeutics, Inc.
Chad G. Rolston, Latham & Watkins LLP